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UNITEI
SECURITIES AND EXC
Washingtoı

09041060

SEC
Mail Processing
Section

MAY 13 2009

Washington, DC
105

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort Street, 3rd Floor
(No. and Street)

Detroit (City) Michigan (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Geverink 313.222.2945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

777 Woodward Avenue, Suite 1000, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ross E. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to or affirmed before me this 20th day of February 2009

Signature

President and CEO

Title

Notary Public

BEVERLY A JOHNSON
Notary Public - Michigan
Wayne County
My Commission Expires Sep 28, 2012
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm........1

Audited Financial Statements

Statement of Financial Condition........2
Statement of Income........3
Statement of Changes in Shareholder's Equity........4
Statement of Cash Flows........5
Notes to Financial Statements........6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC........13
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the SEC........14
Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4) of the SEC........15
Information Relating to the Possession or Control Required Under Rule 15c3-3........16
Supplementary Report of Independent Registered Public Accounting
Firm on Internal Control Required by SEC Rule 17a-5(g)(1)........17

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: 313 628 7100

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2009

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 44,058,211
Cash segregated in compliance with federal regulations	1,641,714
Trading securities owned, at fair value	44,060,438
Receivables from customers	506
Receivables from brokers, dealers, and clearing organizations	3,287,169
Receivables from affiliates	1,656,142
Premises and equipment, net of accumulated depreciation of $3,860,984	1,847,688
Other assets	1,096,435
Total assets	$ 97,648,303
Liabilities and shareholder's equity	
Liabilities:	
Payables to customers	$ 228,241
Payables to affiliates	2,064,813
Accrued expenses and other liabilities	2,927,000
Total liabilities	5,220,054
Shareholder's equity:	
Common stock:	
(50,000 shares authorized, issued and outstanding; $1 par value)	50,000
Additional paid-in capital	47,175,440
Retained earnings	45,202,809
Total shareholder's equity	92,428,249
Total liabilities and shareholder's equity	$ 97,648,303

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year Ended December 31, 2008

Income	
Commissions	$ 56,402,940
Net profit on trading securities	13,484,596
Investment advisory fees	4,770,400
Investment banking fees	3,025,402
Interest and dividends	2,242,502
Other income	913,859
Total income	80,839,699
Expenses	
Commissions paid to other broker/dealers	3,740,668
Salaries and benefits	36,252,494
Interest expense to affiliates	12,009
Occupancy and equipment cost	2,472,578
Intercompany expense for operating, accounting, and administrative services	17,792,439
Other expenses	6,101,110
Total expenses	66,371,298
Income before income taxes	14,468,401
Provision for income taxes	5,239,442
Net income	$ 9,228,959

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 50,000	$ 47,175,440	$ 35,973,850	$ 83,199,290
Net income and comprehensive income	–	–	9,228,959	9,228,959
Balance at December 31, 2008	$ 50,000	$ 47,175,440	$ 45,202,809	$ 92,428,249

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 9,228,959
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	614,266
Decrease in special reserve account	45,397,347
Net increase in trading account securities	(28,296,473)
Increase in receivables from customers	(506)
Decrease in receivables from brokers, dealers and clearing organizations	1,110,378
Increase in affiliate receivable	(398,702)
Increase in other assets	(258,462)
Decrease in payable to customers	(3,531,035)
Increase in payable to affiliates	112,712
Increase in accrued expenses and other liabilities	620,561
Net cash provided by operating activities	24,599,045
Investing activities	
Net additions of fixed assets	(100,167)
Net cash used in investing activities	(100,167)
Net increase in cash and cash equivalents	24,498,878
Cash and cash equivalents, beginning of year	19,559,333
Cash and cash equivalents, end of year	$ 44,058,211
Supplemental disclosure of cash flow information	
Income taxes paid	$ 4,827,525

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is an introducing and clearing broker/dealer. The Company is engaged primarily in the retail and institutional brokerage business and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash and Equivalents

Company funds not currently required to fund operations are kept in liquid commercial bank accounts or clearing organizations accounts paying a "money market" rate of interest or are in money market investments. These investments are reflected at cost, which approximates estimated fair value, have an original maturity of three months or less, and are considered to be cash equivalents.

Trading Securities

Trading securities are recorded at fair value on a recurring basis and at December 31, 2008, consist primarily of municipal bonds. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in net profit on trading securities.

Premises and Equipment

Equipment is carried at historical cost, net of accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records income tax expense resulting from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (a subsidiary of Comerica Incorporated) for federal income taxes is made on the same basis as if the Company had filed a separate return.

Revenue Recognition

All securities transactions and related revenues and expenses for which Comerica Securities acts as agent are recorded on a trade date basis. Transactions for which Comerica Securities acts as principal are recorded on a settlement date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis. Interest expense is incurred on short-term borrowings and is accounted for on an accrual basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable.

Investment advisory revenues are recognized as earned on a pro-rata basis over the term of services provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Auction-Rate Securities

On September 18, 2008, Comerica Incorporated announced that the Company, in conjunction with Comerica Bank, an affiliate of the Company, would offer to repurchase, at par, certain auction-rate securities (ARS) held by retail and institutional clients that were purchased through the Company. The Company, without admitting or denying the allegations or findings therein, subsequently entered into a Letter of Acceptance Waiver and Consent with the Financial Industry Regulatory Authority (FINRA), effective January 5, 2009. The repurchase offers commenced on October 1, 2008 and concluded in December 2008. The eligible ARS were repurchased by Comerica Bank and the impact of such ARS repurchases are included in the Comerica Incorporated consolidated financial statements. Fines and charges relative to settlement agreements reached with various regulatory agencies are included in the Company's income statement in other expenses.

4. Fair Value Measurements

The Company has adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, (SFAS 157), which defines fair value, provides a framework for measuring fair value when such measurements are used for accounting purposes, and enhances disclosures about fair value measurements. The framework focuses on an exit price in the principal or most advantageous market accessible in an orderly transaction between willing market participants on the measurement date.

SFAS 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. Level 1 valuations are based upon quoted prices for identical instruments traded in active markets. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, and U.S. Treasury securities traded in active markets. Level 2 valuations are based upon quoted prices for similar instruments in active markets and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 securities include municipal bonds, mortgage-backed securities issued by government sponsored entities and corporate debt securities. Level 3 valuations are generated from model-based techniques that use at least one significant assumption not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques. Trading securities classified as Level 3 include securities in less liquid markets, including auction-rate securities, that rely upon valuation techniques utilizing market data for comparable assets and require management judgment.

4. Fair Value Measurements (continued)

The Company utilizes quoted market prices to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Trading securities owned at December 31, 2008, measured at fair value, are categorized into the three-level hierarchy as follows:

	(In Thousands)
Level 1	$ 99
Level 2	40,927
Level 3	3,034
Total trading securities owned, at fair value	$ 44,060

The table below provides a reconciliation of changes during the period in Level 3 assets measured at fair value on a recurring basis.

Recurring Level 3 assets Year Ended December 31, 2008	**Trading Securities** *(In Thousands)*
Balance at January 1, 2008	$ –
Net realized/unrealized gains(losses):	
Recorded in earnings-realized	–
Recorded in earnings-unrealized	(166)
Recorded in other comprehensive income	–
Purchases, sales, issuances and settlements, net	–
Transfers in and/or out of Level 3	3,200
Balance at December 31, 2008	$ 3,034

The Level 3 realized and unrealized gains and losses due to changes in fair value are included in the income statement in net profit on trading securities.

5. Related-Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated. Included in occupancy and equipment costs and other operating expenses are fees paid to related parties of $1,867,292 for property rental and $17,792,439 for operating, accounting, and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of $2,064,813 at December 31, 2008. The Company had income receivable from Comerica Bank at December 31, 2008 in the amount of $1,656,142. The Company has a $200 million line of credit with Comerica Bank. Interest is charged on the secured short-term borrowings at a variable rate based on the federal funds rate. There were no short term borrowings outstanding at December 31, 2008.

6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms beyond 45 days. These transactions are not reflected in the Company's balance sheet. They are conducted on a "when, as, and if issued" basis and as such there is no obligation to seller or buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and to the extent open purchase commitments exceed sales commitments, there is market risk related to any price movement between the time of purchase and the sale date. At December 31, 2008, there were approximately $12 million in outstanding commitments to purchase securities and $10 million in outstanding commitments to sell securities.

In the process of making commitments to purchase and sell securities, the Company may become contingently liable to purchase its prorated share of that portion of a pool of bond issues not sold by participating underwriters. At December 31, 2008, no contingent liability existed.

7. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2008, the Company's net capital was $80,405,620 and its required net capital was $332,680. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.06 to 1.

8. Special Reserve Account for Benefit of Customers

Cash has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission.

9. Income Taxes

The provision for income taxes for the year ended December 31, 2008, included a current provision of approximately $5,023,000, and deferred provision of approximately $216,000. The principal component of the deferred tax asset of approximately $355,000 as of December 31, 2008, was employee benefits. Included in the provision for income taxes on the Statement of Income are state and local taxes of $22,193.

10. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $750,000 related to this plan in 2008.

10. Employee Benefit Plans (continued)

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4%, up to $225,000, of qualified earnings contributed by a participant. The Corporation's match is made in cash and invested as directed by the employee. The Company had an expense of approximately $818,000 related to the defined contribution plans in 2008.

On January 1, 2007, the Corporation added a defined contribution feature to its principal defined contribution plan for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation makes an annual contribution to the individual account of each eligible employee ranging from three to eight percent of annual compensation, determined based on combined age and years of service. The contributions are invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service. The plan feature, effective January 1, 2007, requires one year of service before an employee is eligible to participate. The Company had an expense of approximately $68,000 for this plan feature in 2008.

11. Shares-Based Compensation

The Company participates in stock option, restricted stock and deferred compensation plans, all maintained by the Company's parent. Stock options are performance based awards to incentive level and exempt staff while restrictive stock grants are awarded to incentive level staff only. All highly compensated employees are eligible to defer income in the nonqualified deferred compensation plan. The Company incurs no expense related to the deferred compensation plan and had 2008 expense of $574,571 and $253,219 for stock options and restricted stock, respectively.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2008

Computation of net capital:	
Total shareholder's equity	$ 92,428,249
Less:	
Nonallowable assets	7,332,173
Other deductions	897,359
Securities haircut deduction	3,793,097
	$ 80,405,620
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total liabilities	$ 5,220,054
Less:	
Lesser of required or actual balance in reserve account	228,241
Note payable collateralized with firm owned securities	–
Securities sold not yet purchased, at market value	1,611
	$ 4,990,202
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 332,680
Excess net capital	$ 80,072,940
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 79,906,600
Percent of aggregate indebtedness to net capital	6%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008 unaudited FOCUS Part IIA Report.

Schedule II

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2008

Computation for determination of reserve requirements:	
Total credit balances	$ 228,241
Total 15c3-3 debit balances	$ –
Excess of total debits over total credits	$ –
Excess of total credits over total debits	$ 228,241
Amount held on deposit in Reserve Bank Account	$ 1,641,714

There are no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding unaudited FOCUS Part IIA filing as of December 31, 2008.

Schedule III

Comerica Securities, Inc.

Reconcilation of Net Capital
Pursuant to Rule 17a-15(d)(4) of the SEC

December 31, 2008

Other deductions and charges as reported in Part II Focus Report	$ 897,359
Excess in other deductions and charges included in computation	–
Other deductions and charges	$ 897,359

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2008

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	$ –
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	$ –

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495

Tel: 313 628 7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements of Comerica Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2009

0902-1031651

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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ERNST & YOUNG

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Comerica Securities, Inc.
Year Ended December 31, 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

0902-1031651